SCHEDULE 14A

(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Filed by the registrant ☐

Filed by a party other than the registrant ☒

Check the appropriate box:

☒	Preliminary proxy statement.

☐	Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).

☐	Definitive proxy statement.

☐	Definitive additional materials.

☐	Soliciting material under Rule 14a-12.

FIRST FINANCIAL NORTHWEST, INC.

(Name of Registrant as Specified in its Charter)

STILWELL VALUE PARTNERS II, L.P.

STILWELL VALUE PARTNERS V, L.P.

STILWELL VALUE PARTNERS VI, L.P.

STILWELL VALUE PARTNERS VII, L.P.

STILWELL PARTNERS, L.P.

STILWELL ASSOCIATES, L.P.

STILWELL ASSOCIATES INSURANCE FUND OF THE S.A.L.I. MULTI-SERIES FUND L.P.

STILWELL VALUE LLC

STILWELL ADVISERS LLC

JOSEPH STILWELL

SPENCER L. SCHNEIDER

(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐	Fee paid previously with preliminary materials.

☐    Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

THE STILWELL GROUP

111 BROADWAY, 12th FLOOR

NEW YORK, NY 10006

(212) 269-1551

INFO@STILWELLGROUP.COM

April [ ], 2012

Dear Fellow FFNW Shareholder,

My Group is seeking your support to elect one director to the board of directors of First Financial Northwest, Inc. Our proxy statement accompanies this letter and contains important information about our Group and the solicitation. Our GREEN proxy card also accompanies this letter; we urge you to sign and return it as explained in the instruction form.

We believe the current Board of Directors has failed shareholders. In our opinion, when a company loses money and its board has given pay increases year-in and year-out to the very same CEO responsible for those losses, that board, ipso facto, is not representing the owners’ best interests. This type of situation – in which a board rewards a failing CEO for years – leads us to believe the corporate culture is probably rotten. Under these circumstances, we feel the Company would be better off if sold to a more shareholder-friendly company. Hence, we would like to see the Company retain an investment banker to guide them in maximizing shareholder value. A vote for our nominee will send a strong message to the current Board.

Please note that we do not have any specific plans or proposals regarding a sale of the Company, and there can be no assurance that shareholder value will be maximized following the implementation of any plan that may be proposed.

You will only be able to vote for the Group's nominee by signing and returning the Group's GREEN card. When you receive proxy cards from the Company, my advice is to disregard them. If you've already returned the Company's card, you can override your previous vote and vote for our slate by returning the GREEN card to us. You can also vote for us via the internet or telephone.

Thank you for your time and support.

Sincerely,

Joseph Stilwell

[PRELIMINARY COPY--SUBJECT TO COMPLETION]

FIRST FINANCIAL NORTHWEST, INC.

2012 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT OF THE STILWELL GROUP

IN OPPOSITION TO

THE BOARD OF DIRECTORS OF FIRST FINANCIAL NORTHWEST, INC.

WHY YOU WERE SENT THIS PROXY STATEMENT

The Stilwell Group is furnishing this Proxy Statement and accompanying GREEN proxy card to the holders of Common Stock of First Financial Northwest, Inc. (the "Company" or “First Financial”). We are seeking proxies to vote at the Annual Meeting in connection with our bid to elect Spencer Schneider (the “Nominee”) to the Company’s Board of Directors (the "Board") at the Company's 2012 Annual Meeting of Shareholders. The Annual Meeting will be held on May [ ], 2012, at 9 a.m., local time, at the Carco Theatre, located at 1717 SE Maple Valley Highway, Renton, Washington, and the record date for the Annual Meeting is March 30, 2012. Shareholders who own shares as of the close of business on that date will be entitled to vote at the Annual Meeting. We will notify shareholders of the date of the Annual Meeting in a later mailing following announcement of meeting details by the Company.

As there are three directors up for election, we are “rounding out” our slate of one candidate by permitting shareholders to also vote for two Company nominees other than Chairman, President, and Chief Executive Officer Victor Karpiak.  Unless instructed otherwise, proxies will also be voted against the Company’s non-binding proposal to approve its executive compensation and in favor of ratification of the appointment of the Company's independent auditor. Additional voting instructions are stated below. This Proxy Statement and GREEN proxy card are being first mailed or furnished to shareholders on or about April [ ], 2012.

The Stilwell Group, members of which own, as of the date of this Proxy Statement, an aggregate of 1,603,298 shares of Common Stock, is believed to be the Company's largest unaffiliated shareholder. The Stilwell Group consists of:

•	Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II")
•	Stilwell Value Partners V, L.P., a Delaware limited partnership ("Stilwell Value Partners V")
•	Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI")
•	Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII")
•	Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners")
•	Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates")
•	Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., a Delaware limited partnership ("Stilwell SALI Fund")

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•	Stilwell Value LLC, a Delaware limited liability company which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, and Stilwell Value Partners VII ("Stilwell Value LLC")
•	Stilwell Advisers LLC, a Delaware limited liability company ("Stilwell Advisers")
•	Joseph Stilwell, individually and as the managing member of Stilwell Value LLC, Stilwell Advisers and the general partner of Stilwell Partners
•	Spencer Schneider, general counsel to the Stilwell Group

Additional information concerning the Stilwell Group is set forth under the heading "Certain Information Regarding the Participants" and in Appendix A.

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY.  IF YOU ARE A RECORD HOLDER (NAMELY, YOU OWN YOUR COMPANY STOCK IN CERTIFICATE FORM), PLEASE SIGN AND DATE YOUR GREEN PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE.  NO POSTAGE IS REQUIRED.  ALTERNATIVELY, YOU MAY VOTE IN ACCORDANCE WITH THE INSTRUCTIONS ON THE GREEN PROXY CARD FOR VOTING VIA THE INTERNET OR BY TELEPHONE. IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THEM TO VOTE THE GREEN PROXY CARD ON YOUR BEHALF (YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY HAVE SEPARATE INSTRUCTIONS FOR YOU TO VOTE VIA THE INTERNET OR BY TELEPHONE).

We urge you not to return any white proxy card sent to you by the Company. Remember, your last dated proxy is the only one that counts. If you are a registered holder, return the GREEN proxy card or vote via the internet or by telephone, as explained in the instructions on the GREEN proxy card, even if you previously delivered a proxy to the Company. If your shares are held in street name, contact the person responsible for your account and instruct them to execute and return the GREEN proxy card on your behalf.

Please refer to the Company's definitive proxy statement when it becomes available for a full description of management's candidates for election as directors.

Holders of record of shares of the Common Stock on the record date for the Annual Meeting are urged to vote even if your shares have been sold after that date.

If you have any questions or need assistance in voting your shares, please call:

D.F. King & Co., Inc.

Attn: Richard Grubaugh

48 Wall Street

New York, NY 10005

Call Toll-Free: l-800-829-6551

Also, please feel free to call the Stilwell Group:

The Stilwell Group

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York NY 10006

212-269-1551

info@stilwellgroup.com

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BACKGROUND OF THE SOLICITATION

Representatives of the Stilwell Group first met with Mr. Karpiak and the Company's counsel in October 2011 to request board representation. At this meeting, the Company indicated its willingness to appoint Spencer Schneider to the Board, subject to board and regulatory approval. In November 2011, Mr. Schneider applied for regulatory approval and after regulatory approval was obtained in December 2011, the Board appointed Mr. Schneider as a director. After five weeks of participation on the Board, Mr. Schneider concluded that in his opinion the Board had not become shareholder-friendly. Mr. Schneider resigned from the Board on February 16, 2012, and his letter explaining the reasons for his resignation was filed with the Company’s Form 8-K, dated February 17, 2012. In sum, Mr. Schneider came to believe after joining the Board that the other directors were not taking his concerns seriously. Accordingly, the Stilwell Group has decided to seek election of Mr. Schneider to the Board by the Company's shareholders, as discussed in more detail below, and is doing so in order to send a strong message to the Board.

PROPOSAL 1: ELECTION OF DIRECTORS

The Board currently consists of eight members. Three seats on the Board are up for election at the Annual Meeting. The terms of directors Victor Karpiak, M. Scott Gaspard, and Daniel L. Stevens will expire at this year’s Annual Meeting. At the Annual Meeting, the Group will seek to elect Spencer Schneider (the "Nominee"), who has consented to being named in this Proxy Statement and to serving as a director if elected. The election of Mr. Schneider requires the affirmative vote of a plurality of the votes cast. If elected and seated, our Nominee will be entitled to serve a three-year term. Mr. Schneider is an attorney who has been practicing law for over 20 years. We believe he would be a strong addition to the Board. As there are three directors up for re-election, we are “rounding out” our slate of one candidate by permitting shareholders to also vote for the Company nominees other than Chairman, President, and Chief Executive Officer Victor Karpiak.

Assuming the Company's regulatory enforcement agreement is effective at the time of the Annual Meeting, directors may not take office until receipt of regulatory approval. The Company's regulators include the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the State of Washington's Department of Financial Institutions, Division of Banks. Applicants must submit detailed biographical and personal financial information. The regulators conduct independent background checks, and will issue a notice of disapproval if the competence, experience, character, or integrity of the individual indicates that it would not be in the best interest of the depositors or the public to permit the individual to be associated with the bank or bank holding company. Mr. Schneider received regulatory approval in January 2012, which has not been withdrawn, and to the best of our knowledge, Mr. Schneider does not need to obtain re-approval in order to be seated on the Board.

If you sign and return the Stilwell Group's GREEN proxy card, you will be deemed to have voted FOR Mr. Schneider unless you instruct otherwise.

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Spencer L. Schneider: Mr. Schneider is the general counsel of the Stilwell Group. From 1989 through the present, Mr. Schneider has been engaged in the practice of law in New York, New York. His practice has included corporate law and commercial litigation. He previously was a member of the Board of Directors of American Physicians Capital, Inc. and is currently the Chairman of the Board of Kingsway Financial Services, Inc. He served as a director of the Company from January 11, 2012, until February 15, 2012. He is not employed by any parent, subsidiary or other affiliate of the Company.

Specific Qualities: Mr. Schneider has an extensive legal background and possesses significant legal expertise in both corporate matters and litigation. His understanding of corporate law and his past and current public company director experience make him a valuable asset to any board. As counsel for the Stilwell Group, Mr. Schneider has significant experience related to fund management, investment strategies, shareholders, banking, insurance companies and executive management issues.

Three directors are to be elected at the Annual Meeting. For additional information regarding the Company's nominees for election as directors, please refer to the Company's definitive proxy statement when it becomes available. There is no assurance that any of the candidates nominated by the Company will serve as directors if the Stilwell Group’s Nominee is elected.

We note that there can be no assurance that Mr. Schneider, if elected and seated, will be successful in persuading other members of the Board to adopt any of his suggestions, because Mr. Schneider would constitute one member out of eight, a minority position. The Stilwell Group believes that a sale of the Company is in the best interest of shareholders because the Board continued to give pay increases to the Chief Executive Officer while the Company lost money. The Group believes, therefore, that the current Board and management are not good managers and that this is not good for shareholders. Because of regulatory restrictions, a complete Board overhaul is impossible. Instead, the Company should be sold to a shareholder-friendly company managed by more shareholder-friendly business people. There can be no assurance that shareholder value will be maximized following a sale of the Company. Currently, the Group has no proposals or plans regarding a sale of the Company or otherwise relating to the maximization of shareholder value.

On March 29, 2012, the Stilwell Group provided the Company with notice under its Articles of Incorporation of the Group's intention to nominate Mr. Schneider and Joseph Stilwell for election to the Board. We did this because the Company's Articles of Incorporation require that advance notice of nominations be provided to the Company's Secretary in advance of the Annual Meeting. Notwithstanding the notice we sent stating our intention to nominate Mr. Schneider and Mr. Stilwell for election to the Board, we are only nominating Mr. Schneider. This is because staff at the Federal Reserve Board has advised the Group that it believes that soliciting proxies to elect two directors to the Board under the present facts and circumstances may constitute a controlling interest under federal law. Accordingly, we have decided to nominate and solicit proxies for only one nominee. It is unlikely we will nominate an additional nominee for a second seat in the future (unless the Federal Reserve Board staff's position is modified or the applicable facts and circumstances so warrant.) We reserve the right to solicit proxies for the election of any substitute nominees if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying our Nominee, to the extent this is not prohibited under the Company’s charter documents and applicable law. In any such case, shares represented by the enclosed GREEN proxy card will be voted for such substitute nominee. We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company’s charter documents and applicable law, if the Company increases the size of its board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

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PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

According to the Company's proxy statement, it will also solicit proxies with respect to a proposal for the shareholders to approve the compensation of the Company's named executive officers. This non-binding vote is commonly referred to as a “say-on-pay vote”. We intend to vote, and recommend that you vote, AGAINST Proposal 2.

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

According to the Company’s proxy statement, it will also solicit proxies with respect to a proposal for shareholders to ratify the appointment of Moss Adams LLP as the Company's independent auditor for the year ending December 31, 2012. We intend to vote, and recommend that you vote, FOR Proposal 3.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Except as described herein, there are no material proceedings to which any Stilwell Group member, or any associate of any Group member, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described in Appendix A, no Group member or any associate of any Group member has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company.

Except as described in Appendix A, no Group member or any associate of any Group member (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company; (4) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (5) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No Group member or any associate of any Group member, during the past 10 years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Additional information concerning the Group, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Appendix A.

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OTHER MATTERS

The Stilwell Group anticipates that the Company's definitive proxy statement, when it becomes available, will contain information regarding (1) the securities ownership of certain beneficial owners and management; (2) the committees of the Board; (3) the meetings of the Board and all Board committees; (4) the background of the Company's nominees for election as directors; (5) the compensation of the Company's directors and executive officers; (6) the services and fees of the Company's independent auditors; (7) voting procedures; (8) the deadlines for submission of shareholder proposals; and (9) the number of shares outstanding on the record date for the Annual Meeting. The Group has no knowledge of the accuracy of the Company's disclosures in its proxy materials.

SOLICITATION; EXPENSES

Proxies may be solicited by the Stilwell Group by mail, email, advertisement, telephone, facsimile, and personal solicitation. Phone calls will be made to shareholders by Joseph Stilwell and certain of his personnel, as well as employees of D.F. King & Co., Inc. Mr. Stilwell will be principally responsible for soliciting proxies for the Group and certain of his personnel will perform additional work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Group's solicitation material to their customers for whom they hold shares and the Group will reimburse them for their reasonable out-of-pocket expenses. The Group has retained D.F. King & Co., Inc. to assist in the solicitation of proxies and for related services. The Group will pay D.F. King & Co., Inc. a fee of up to $25,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Group has agreed to indemnify D.F. King & Co., Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. It is the position of the Securities and Exchange Commission that such indemnification may be against public policy. Approximately 25 persons will be used by D.F. King & Co., Inc., in its solicitation efforts.

Although a precise estimate cannot be made at the present time, the Group currently estimates that the total expenditures relating to the proxy solicitation to be incurred by the Group will be approximately $150,000, of which approximately $75,000 has been incurred to date. The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Group. The Group intends to seek reimbursement from the Company for the entire cost of our solicitation and does not intend to submit the question of such reimbursement to a vote of shareholders.

WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is March 30, 2012.  Shareholders of the Company as of the close of business on the record date are entitled to one vote at the Annual Meeting for each share of Common Stock held on the record date. It is anticipated that the proxy statement to be filed by the Company will state the number of shares issued and outstanding on the record date.

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HOW TO VOTE BY PROXY

To elect the Stilwell Group’s Nominee to the Board, if you are a record holder (namely, you own your Company stock in certificate form), you can vote by marking your vote on the GREEN proxy card we have enclosed, signing and dating it, and mailing it in the postage-paid envelope we have provided.  Alternatively, you can follow the instructions on the GREEN proxy card for voting via the Internet or by telephone. If your shares are held in “street name”, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct them to vote your shares.  Your broker, nominee, fiduciary or other custodian may have separate instructions for you to vote via the Internet or by telephone.  Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now.  Please contact our proxy solicitor, D.F. King & Co., Inc., at 1-800-829-6551 if you require assistance in voting your shares.  This Proxy Statement and the accompanying form of GREEN proxy card are available at www.dfking.com/ffnw.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the GREEN proxy card but do not make any specific choices, your shares will be voted: (a) “FOR” the election of our Nominee to the Board of Directors; (b) “AGAINST” the non-binding vote to approve the compensation of the Company’s named executive officers; and (c) “FOR” the ratification of the appointment of Moss Adams LLP as the Company's independent auditor for 2012.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees for election as directors.  The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority for Victor Karpiak, one of the Company’s nominees.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before commencing our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this Proxy Statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If you are a record holder, you may vote telephonically by calling 1-800-218-2910 (within the U.S. and Canada only, toll-free) or via the Internet at www.firstcoastresults.com/STIL.html. The telephone and Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions and to confirm that shareholders’ instructions have been recorded properly.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GREEN proxy card on your behalf.  You should also sign, date and mail the voting instruction your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

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Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If your bank or brokerage firm does not provide you with a voting form, but instead you receive our GREEN proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope or follow the voting instructions on the card for voting by telephone or via the Internet.

VOTING AND PROXY PROCEDURES

The Board of Directors of the Company is divided into three classes of directors with staggered terms of three years.  If elected and seated, Mr. Schneider would serve for a three-year term expiring in 2015.  Shareholders of the Company are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum.  Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before shareholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker (“broker non-votes”).  Accordingly, broker non-votes will not affect the outcome of the election of directors, and are not counted in determining whether a matter requiring approval of a majority of the shares present and entitled to vote has been approved.

At this meeting, proxies relating to “street name” shares will not be voted for the election of directors unless the shareholder gives instructions on how to vote the shareholder’s shares.

The election of Mr. Schneider requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting.  "Plurality" means that the individuals who receive the largest number of votes cast "FOR" are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of marking the proxy to withhold votes or a broker non-vote) will not be counted in such nominee’s favor and will have no effect on the outcome of the election.

The proposal regarding the compensation paid to executive officers during 2011 must receive a majority of the votes cast at the meeting to be approved. Abstentions will have the same effect as a vote against the proposal and broker non-votes will have no effect on the proposal. Because the shareholder vote is advisory only, it will not be binding on the Company or on the Board.

The ratification of the appointment of Moss Adams LLP requires the affirmative vote of a majority of the votes cast at the meeting to be approved. Abstentions are not affirmative votes and, therefore, will have the same effect as a vote against the proposal.

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THE STILWELL GROUP URGES YOU TO VOTE FOR THE ELECTION OF THE GROUP'S NOMINEE AS A DIRECTOR OF THE COMPANY AS SOON AS POSSIBLE.  PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date, (2) providing timely written notice of revocation to the Company’s Corporate Secretary at the Company’s principal executive offices at 201 Wells Avenue South, Renton, Washington 98057, or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person.  You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy. If you have already sent a white proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the GREEN proxy card or by voting in person at the Annual Meeting.

Only holders of record as of the close of business on the record date for the Annual Meeting, March 30, 2012, will be entitled to vote at the Annual Meeting.  If you were a shareholder of record on the record date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the record date.  Accordingly, it is important that you vote the shares held by you on the record date, or grant a proxy to vote such shares, even if you sell such shares after the record date.

IMPORTANT:  If you wish to support Mr. Schneider, please sign, date and return only the Stilwell Group’s GREEN proxy card.  If you later vote on management’s white proxy (even if it is to withhold authority to vote for management’s nominees), you will revoke your previous vote for Mr. Schneider.  Please discard the Company’s white proxy card.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

IF YOU SIGN THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE FIRST FINANCIAL NORTHWEST, INC. COMMON STOCK REPRESENTED BY THE GREEN PROXY CARD FOR THE ELECTION OF MR. SCHNEIDER AND THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS A DIRECTOR OTHER THAN VICTOR KARPIAK, AGAINST APPROVAL OF THE COMPANY’S NON-BINDING EXECUTIVE COMPENSATION PROPOSAL, AND FOR THE RATIFICATION OF MOSS ADAMS LLP AS THE COMPANY’S INDEPENDENT AUDITOR FOR 2012.

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ADDITIONAL INFORMATION

The information concerning the Company contained in this Proxy Statement has been taken from, or is based upon, publicly available information.  Although we do not have any information that would indicate that any information contained in this Proxy Statement concerning the Company is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of such information.

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT.  PLEASE VOTE FOR MR. SCHNEIDER.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A WHITE PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A GREEN PROXY TO US AS PROVIDED BELOW.

 IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING (IN THE ENCLOSED POSTAGE-PAID ENVELOPE) THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.

This Proxy Statement and the accompanying form of GREEN proxy card are available at www.dfking.com/ffnw. If you have any questions or require any assistance, please contact D.F. King & Co., Inc., proxy solicitors for the Stilwell Group, at the following address and telephone number:

D.F. KING & CO., INC.
48 Wall Street
New York, NY 10005
Toll Free: 1-800-829-6551

Please feel free to call or email the Stilwell Group as follows:

The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006
(212) 269-1551 Attention: Ms. Megan Parisi
info@stilwellgroup.com

10

Sincerely,

Joseph Stilwell
The Stilwell Group

April [ ], 2012

11

APPENDIX A

IDENTITY OF PARTICIPANTS

The participants in this solicitation include Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"); Stilwell Value Partners V, L.P., a Delaware limited partnership ("Stilwell Value Partners V"); Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI"); Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., a Delaware limited partnership ("Stilwell SALI Fund"); Stilwell Value LLC, ("Stilwell Value LLC"); Stilwell Advisers LLC, a Delaware limited liability company ("Stilwell Advisers"); Joseph Stilwell, (collectively, the "Beneficial Owners"), as well as Spencer Schneider (the "Nominee," and collectively with the Beneficial Owners, the "Group" or "Participants").

With respect to each Participant, other than as disclosed in this Appendix A, such Participant is not, and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of First Financial, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, and Stilwell Associates, Stilwell Advisers in its capacity as the investment subadviser to Stilwell SALI Fund, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners and managing member and 99% owner of Stilwell Value LLC and the managing member and sole owner of Stilwell Advisers, are entitled to an allocation of a portion of profits.

With respect to each Participant, other than as disclosed in this Appendix A, neither such Participant nor any of such Participant's associates has any arrangement or understanding with any person with respect to (A) any future employment by First Financial or its affiliates or (B) any future transactions to which First Financial or any of its affiliates will or may be a party.

DIRECT BENEFICIAL OWNERSHIP OF PARTICIPANTS

The table below shows the number of shares of Common Stock beneficially owned directly by each Participant. Any Participant not listed in the table does not have direct beneficial ownership of Common Stock. The indirect beneficial ownership of Common Stock by the Participants is described under "Description of Beneficial Ownership and Beneficial Owners" below.

Tittle of Class	Name of Beneficial Owner	Direct Beneficial Ownership	Percent of Class (1)

Common Stock, par value $0.01 per share ("Common Stock")	Stilwell Value Partners II	450,000	2.4%
Common Stock	Stilwell Value Partners V	14,582.07%
Common Stock	Stilwell Value Partners VI	325,000	1.7%
Common Stock	Stilwell Value Partners VII	225,000	1.2%
Common Stock	Stilwell Partners	26,100.14%
Common Stock	Stilwell Associates	537,616	2.9%
Common Stock	Stilwell SALI Fund	25,000.13%

(1) The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 18,805,168, reported as the number of outstanding shares as of March 2, 2012, in First Financial's Form 10-K filed with the Securities and Exchange Commission on March 9, 2012.

A-1

DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

Joseph Stilwell is the general partner of Stilwell Partners and the managing member of and owner of more than 99% of the equity in Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates. Mr. Stilwell is also the managing and sole member of Stilwell Advisers, which provides investment advice to Stilwell SALI Fund.

The business address of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Partners, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Stilwell SALI Fund and Stilwell Advisers is 315 Clocktower Commons, Brewster, New York 10508.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Partners, Stilwell Associates and Stilwell SALI Fund are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is a registered investment adviser and serves as the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Associates and related partnerships. Stilwell Advisers is in the business of serving as the investment subadviser to Stilwell SALI Fund.

Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates with regard to those shares of Common Stock.

Because he is the managing and sole member of Stilwell Advisers, Joseph Stilwell has the power to direct the affairs of Stilwell Advisers. Stilwell Advisers is the investment subadviser to Stilwell SALI Fund. Therefore, Stilwell Advisers may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell SALI Fund.

A-2

The Beneficial Owners may be deemed to beneficially own, in the aggregate, 1,603,298 shares of Common Stock, representing approximately 8.5% of the Company's outstanding shares of Common Stock (based upon the 18,805,168 shares of Common Stock reported as the number of outstanding shares as of March 2, 2012, in First Financial's Form 10-K filed with the Securities and Exchange Commission on March 9, 2012). The Beneficial Owners have an interest in the election of directors at the Annual Meeting as shareholders.

TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase and sale of shares of Common Stock by Mr. Stilwell and entities affiliated with Mr. Stilwell within the past two years and the number of shares of Common Stock in each purchase and sale.

Name	Date	Shares of Common Stock Purchased/(Sold) (1)
Stilwell Value Partners II	07/29/11	50,000
Stilwell Value Partners II	08/05/11	2,200
Stilwell Value Partners II	08/08/11	25,000
Stilwell Value Partners II	08/09/11	5,000
Stilwell Value Partners II	08/09/11	51,000
Stilwell Value Partners II	08/10/11	21,000
Stilwell Value Partners II	08/11/11	57,000
Stilwell Value Partners II	08/12/11	30,600
Stilwell Value Partners II	08/15/11	43,500
Stilwell Value Partners II	08/18/11	21,000
Stilwell Value Partners II	08/19/11	20,000
Stilwell Value Partners II	08/31/11	25,000
Stilwell Value Partners II	09/01/11	27,663
Stilwell Value Partners II	09/02/11	21,969
Stilwell Value Partners II	09/06/11	49,068

Stilwell Value Partners V	11/02/11	866
Stilwell Value Partners V	11/07/11	10,400
Stilwell Value Partners V	11/08/11	1,116
Stilwell Value Partners V	11/09/11	2,200

Stilwell Value Partners VI	09/06/11	87,853
Stilwell Value Partners VI	09/06/11	10,047
Stilwell Value Partners VI	09/07/11	43,470
Stilwell Value Partners VI	09/08/11	85,200
Stilwell Value Partners VI	09/08/11	21,000
Stilwell Value Partners VI	09/09/11	6,630
Stilwell Value Partners VI	09/12/11	7,350
Stilwell Value Partners VI	09/13/11	7,391
Stilwell Value Partners VI	09/16/11	21,825
Stilwell Value Partners VI	09/19/11	5,325
Stilwell Value Partners VI	09/21/11	1,875
Stilwell Value Partners VI	09/23/11	3,750
Stilwell Value Partners VI	09/27/11	5,625
Stilwell Value Partners VI	10/03/11	3,825
Stilwell Value Partners VI	11/02/11	13,834

A-3

Stilwell Value Partners VII	07/29/11	25,000
Stilwell Value Partners VII	08/05/11	1,100
Stilwell Value Partners VII	08/08/11	12,500
Stilwell Value Partners VII	08/09/11	2,500
Stilwell Value Partners VII	08/09/11	25,500
Stilwell Value Partners VII	08/10/11	10,551
Stilwell Value Partners VII	08/11/11	28,500
Stilwell Value Partners VII	08/12/11	15,400
Stilwell Value Partners VII	08/15/11	21,800
Stilwell Value Partners VII	08/18/11	14,000
Stilwell Value Partners VII	08/19/11	10,000
Stilwell Value Partners VII	08/31/11	12,500
Stilwell Value Partners VII	09/01/11	13,837
Stilwell Value Partners VII	09/02/11	11,318
Stilwell Value Partners VII	09/06/11	20,494

Stilwell Partners	08/05/11	1,100

Stilwell Associates	01/25/11	3,165
Stilwell Associates	01/31/11	3,100
Stilwell Associates	02/03/11	15,100
Stilwell Associates	02/04/11	300
Stilwell Associates	02/23/11	(21,665)
Stilwell Associates	04/27/11	3,400
Stilwell Associates	04/28/11	10,000
Stilwell Associates	04/29/11	10,000
Stilwell Associates	05/02/11	6,900
Stilwell Associates	05/03/11	3,700
Stilwell Associates	05/04/11	2,600
Stilwell Associates	05/05/11	7,400
Stilwell Associates	05/06/11	10,000
Stilwell Associates	05/09/11	10,000
Stilwell Associates	05/11/11	5,000
Stilwell Associates	05/13/11	10,000
Stilwell Associates	05/16/11	5,000
Stilwell Associates	05/17/11	5,000
Stilwell Associates	05/18/11	3,500
Stilwell Associates	05/20/11	5,000
Stilwell Associates	05/23/11	2,267
Stilwell Associates	05/24/11	20,000

A-4

Stilwell Associates	05/26/11	6,100
Stilwell Associates	05/27/11	7,000
Stilwell Associates	05/31/11	10,000
Stilwell Associates	06/01/11	9,200
Stilwell Associates	06/02/11	3,320
Stilwell Associates	06/06/11	4,000
Stilwell Associates	06/07/11	5,000
Stilwell Associates	06/08/11	8,300
Stilwell Associates	06/09/11	5,000
Stilwell Associates	06/10/11	5,000
Stilwell Associates	06/13/11	2,764
Stilwell Associates	06/14/11	5,000
Stilwell Associates	06/15/11	1,900
Stilwell Associates	06/16/11	5,000
Stilwell Associates	06/20/11	10,000
Stilwell Associates	07/15/11	50,000
Stilwell Associates	08/08/11	12,500
Stilwell Associates	08/09/11	25,500
Stilwell Associates	08/09/11	2,500
Stilwell Associates	08/10/11	102,149
Stilwell Associates	08/15/11	(2,000)
Stilwell Associates	08/22/11	2,000
Stilwell Associates	08/31/11	12,500
Stilwell Associates	09/01/11	7,426
Stilwell Associates	09/01/11	6,407
Stilwell Associates	09/06/11	29,285
Stilwell Associates	09/07/11	14,490
Stilwell Associates	09/08/11	28,400
Stilwell Associates	09/08/11	7,000
Stilwell Associates	09/09/11	2,208
Stilwell Associates	09/12/11	2,450
Stilwell Associates	09/13/11	2,475
Stilwell Associates	09/16/11	7,275
Stilwell Associates	09/19/11	1,775
Stilwell Associates	09/21/11	625
Stilwell Associates	09/23/11	1,250
Stilwell Associates	09/27/11	1,875
Stilwell Associates	10/03/11	1,275
Stilwell Associates	10/26/11	2,100
Stilwell Associates	10/27/11	4,800
Stilwell Associates	10/31/11	4,000

Stilwell SALI Fund	04/26/11	10,000
Stilwell SALI Fund	04/27/11	5,000
Stilwell SALI Fund	08/22/11	5,000
Stilwell SALI Fund	09/06/11	1,900
Stilwell SALI Fund	09/08/11	3,100

(1) Such funds were provided from time to time in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC or Morgan Stanley extended in the ordinary course of business. All purchases of shares of Common Stock made by the Group using funds borrowed from Fidelity Brokerage Services LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

A-5

ADDITIONAL INFORMATION ABOUT NOMINEE

The Nominee is independent under the independence standards applicable to the Company under (i) paragraph (a)(1) of Item 407 of Regulation S-K and (ii) NASDAQ Listing Rule 5605.

NAME	Spencer Schneider

AGE:	52

BUSINESS	111 Broadway, 12th Floor
ADDRESS:	New York, New York 10006

PRINCIPAL OCCUPATION OR	See Proxy Statement section "PROPOSAL 1: ELECTION
EMPLOYMENT:	OF DIRECTORS"

CITIZENSHIP:	United States

Mr. Schneider does not, and his associates do not, own, beneficially or of record, any shares of Common Stock of the Company.

A-6

▼ DETACH PROXY CARD HERE ▼

[PRELIMINARY COPY--SUBJECT TO COMPLETION]

PROXY

THIS PROXY IS SOLICITED BY THE STIWELL GROUP IN OPPOSITION TO

THE BOARD OF DIRECTORS OF FIRST FINANCIAL NORTHWEST, INC.

FOR THE 2012 ANNUAL MEETING OF SHAREHOLDERS

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF FIRST FINANCIAL NORTHWEST, INC.

The undersigned hereby appoints Mr. Joseph Stilwell, Mr. Spencer L. Schneider, and Mr. Richard H. Grubaugh, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $0.01 per share, of First Financial Northwest, Inc. (“First Financial” or the “Company”) which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at the Carco Theatre, located at 1717 SE Maple Valley Highway, Renton, Washington, on May [ ], 2012 at 9 a.m., Pacific Daylight Time, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned shareholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the Stilwell Group’s Nominee for election as a director as noted on the reverse, “AGAINST” the non-binding vote on approval of the compensation of the Company’s named executive officers and “FOR” the ratification of the appointment of Moss Adams LLP as the Company’s independent auditor for 2012. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May [ ], 2012. The Stilwell Group's Proxy Statement and form of GREEN proxy card are available at www.dfking.com/ffnw.

For registered shares, your proxy must be received by 11:59 P.M. (EDT) on May [ ], 2012.

VOTE BY INTERNET - www.firstcoastresults.com/STIL.html

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-218-2910

Use any touch-tone telephone to transmit your voting instructions until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL - Mark, sign and date your GREEN proxy card and return it in the postage-paid envelope we have provided.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

The Stilwell Group recommends that you vote “FOR” the election of the Stilwell Group’s Nominee, Spencer Schneider, as a director, AGAINST the advisory vote approving the compensation of the Company's named executive officers, and “FOR” the ratification of the appointment of Moss Adams LLP as the Company’s independent auditor.

1. ELECTION OF DIRECTORS

– To elect Mr. Spencer Schneider

☐ FOR	☐ WITHHOLD

The Stilwell Group intends to use this proxy to vote for the persons who have been nominated by the Company to serve as Directors, other than the Company nominee noted below. There is no assurance that any of the candidates nominated by the Company will serve as Directors if the Stilwell Group’s Nominee is elected. You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the name, background, qualifications and other information concerning the Company’s nominees. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority for VICTOR KARPIAK.

Note: If you do not wish for your shares to be voted “FOR” either or both of the persons who have been nominated by the Company to serve as Directors, other than VICTOR KARPIAK, write the name of the Company nominee(s) in the following space:

2. ADVISORY (NON-BINDING) APPROVAL OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP AS THE INDEPENDENT AUDITOR FOR FIRST FINANCIAL NORTHWEST, INC. FOR THE YEAR ENDING DECEMBER 31, 2012.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the Proxy Statement provided herewith.

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

Dated: _____________	Signature_________________________________
Title:

Signature (if held jointly)_____________________
Title: